15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297

XS cargo

06014971

SEC MAIL RECEIVED PROCESSING
JUL 05 2006
WASH. D.C. 209 SECTION

July 4, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Distributions press release dated June 19, 2006.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo GP Inc.
Administrator for XS Cargo Income Fund

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

Enclosures

dlw 7/10

File # 82-34949

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Print Release

CCN Matthews
News Distribution Experts

XS cargo NOTHING BUT BARGAINS

XS Cargo Income Fund

TSX: XSC.UN

JUNE 19, 2006 - 17:59 ET

XS Cargo Income Fund Announces June Cash Distribution

EDMONTON, ALBERTA--(CCNMatthews - June 19, 2006) - XS Cargo Income Fund (the "Fund") (TSX:XSC.UN) announced today a cash distribution of $0.103125 per trust unit for the month of June, 2006. The distribution will be paid on July 15, 2006 to holders of record of trust units on June 30, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 30 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

CONTACT INFORMATION

XS Cargo Income Fund
Jeff Rootman
Vice-President, Finance and Chief Financial Officer
(780) 732-2112

INDUSTY: Retail - Consumer Interest